EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended September 30, 2007

Income from continuing operations before provision for income taxes and fixed charges (Note A)	$99,979,522

Fixed charges:
Interest on long-term debt	$29,940,899
Interest on short-term debt	2,750,336
Interest on note payable to securitization trust	4,250,000
Other interest	1,035,376
Rental expense representative of an interest factor (Note B)	153,887

Total fixed charges	$38,130,498

Ratio of earnings to fixed charges	2.62	x

NOTE A:    For the purpose of determining earnings in the calculation of the ratio, net income from continuing operations has been increased by the provision for income taxes, non-operating income taxes, minority interest and by the sum of fixed charges as shown above.

NOTE B:    One-third of rental expense (which approximates the interest factor).